

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

<u>Via E-Mail</u>
Mr. Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

       Re: **World Fuel Services Corporation**
                Form 10-K for the Fiscal Year ended December 31, 2014
                Filed February 12, 2015
                File No. 001-09533

Dear Mr. Birns:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Karl Hiller

                Karl Hiller
                Branch Chief